IMMUNOCELLULAR THERAPEUTICS, LTD.
23622 Calabasas Road, Suite 300
Calabasas, California 91302

July 13, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Chris Edwards

RE:	ImmunoCellular Therapeutics, Ltd.
Registration Statement on Form S-1
File Number: 333-215331

Acceleration Request
Requested Date:    Friday, July 14, 2017
Requested Time:    9:00 a.m., Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Filing”) to become effective at 9:00 a.m. Eastern Time on Friday, July 14, 2017, or as soon as practicable thereafter. The Registrant hereby authorizes each of Glen Sato, Carlton Fleming, Ryan James and Kealan Santistevan of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Carlton Fleming of Cooley LLP, counsel to the Registrant, at (650) 843-5865.

[Signature Page Follows]

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Very truly yours,

ImmunoCellular Therapeutics, Ltd.

/s/ Anthony Gringeri
By:    Anthony Gringeri
President and Chief Executive Officer

cc:    Glen Sato
Cooley LLP

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